UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 0-19582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLD DOMINION 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, NC 27360

Note: The Old Dominion 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2009 have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Old Dominion Freight Line, Inc.

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Old Dominion 401(k) Retirement Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

June 28, 2010

High Point, NC

(1)

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
ASSETS	2009	2008
Investments, at fair value:
Mutual funds	$141,092,379	$106,824,900
Common collective trust funds	35,899,007	30,806,477
Common stock	20,795,152	19,289,927
Self-directed brokerage accounts	1,256,589	721,814
Participant loans	20,395,362	18,377,731

Total investments, at fair value	219,438,489	176,020,849

Receivables:
Participant contributions	388,733	—
Employer contributions	90,204	1,433,010

Total receivables	478,937	1,433,010

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	219,917,426	177,453,859

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,536,281	3,518,466

NET ASSETS AVAILABLE FOR BENEFITS	$221,453,707	$180,972,325

The accompanying notes are an integral part of these financial statements.

(2)

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$28,713,067
Interest and dividends income	4,278,665
Contributions:
Participant contributions	22,767,028
Employer contributions	4,700,491
Rollover contributions	870,292

Total contributions	28,337,811

Total additions	61,329,543

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	20,423,513
Administrative fees	424,648

Total deductions	20,848,161

Net increase	40,481,382

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	180,972,325

End of year	$221,453,707

The accompanying notes are an integral part of these financial statements.

(3)

OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed thirty days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% up to 60% of pre-tax annual compensation as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable pre-tax contribution are also eligible to make catch-up contributions up to a maximum of $5,500 for 2009. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 30% of the first 6% of base compensation that a participant contributes to the Plan. To be eligible to receive this matching contribution, participants must have completed six months of service. Additional employer contributions may be made at the discretion of the Company’s board of directors. Only participants who have completed six months of service and were actively employed and participating in the Plan on the last day of the Plan year are eligible to share in the Company discretionary contributions for the year. During the Plan year ended December 31, 2009, the Company did not award an additional discretionary contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common collective trust funds, Company common stock and a self-directed brokerage account as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the first business day of the month immediately preceding the month in which the loan is issued, plus 2%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the vested value of his or her account in an annuity, a lump-sum distribution or any other method acceptable to the trustee. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $321,968 and $244,562, respectively. These accounts may be used to reduce future employer contributions. No forfeitures were used to reduce employer contributions during the year ended December 31, 2009.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment

(5)

OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See the “Fair Value Measurements” disclosure below for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan.

NOTE 3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2009	2008
JPMorgan Stable Asset Income Fund	$35,899,007	$30,806,477
American Funds EuroPacific Growth Fund	33,492,337	22,199,775
JPMorgan U.S. Large Cap Core Plus Fund – Select	26,225,340	—
Old Dominion Freight Line, Inc. Common Stock	20,795,152	19,289,927
PIMCO Total Return Fund	20,606,863	19,952,046
Royce Premier Service Fund	16,332,744	**
American Century Strategic Allocation Moderate Fund - Institutional	13,229,347	—
Jennison Growth-A	12,755,248	9,749,202
American Century Income and Growth Fund	—	21,263,290
American Century Strategic Allocation Moderate Fund	—	9,620,755
Participant loans	20,395,362	18,377,731

**	Represents less than 5%.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
Mutual funds	$25,402,561
Common collective trust funds	706,468
Old Dominion Freight Line, Inc. Common Stock	2,278,005
Self-directed brokerage accounts	326,033

$28,713,067

NOTE 4. FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (the “FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3:	Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value for December 31, 2009 and 2008 are presented below:

Mutual Funds

Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

Common collective trust investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market. As a result, the NAV is classified within Level 2 of the valuation hierarchy.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

Loans to Participants

Loans to participants are valued at their outstanding balances, which approximates fair value, and are classified within Level 3 of the valuation hierarchy.

Financial assets measured at fair value on a recurring basis, as of December 31, 2009, are listed below and are categorized by level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Fair Value at December 31, 2009
Financial Assets:

Mutual funds	$141,092,379	$—	$—	$141,092,379
Common collective trust funds	—	35,899,007	—	35,899,007
Old Dominion Freight Line, Inc. Common Stock	20,795,152	—	—	20,795,152
Self-directed brokerage accounts	1,256,589	—	—	1,256,589
Participant loans	—	—	20,395,362	20,395,362

Total	$163,144,120	$35,899,007	$20,395,362	$219,438,489

Financial assets measured at fair value on a recurring basis, as of December 31, 2008, are listed below and are categorized by level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Fair Value at December 31, 2008
Financial Assets:

Mutual funds	$106,824,900	$—	$—	$106,824,900
Common collective trust funds	—	30,806,477	—	30,806,477
Old Dominion Freight Line, Inc. Common Stock	19,289,927	—	—	19,289,927
Self-directed brokerage accounts	721,814	—	—	721,814
Participant loans	—	—	18,377,731	18,377,731

Total	$126,836,641	$30,806,477	$18,377,731	$176,020,849

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(8)

OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008
Balance, beginning of the year	$18,377,731	$16,045,538
Issuances and settlements, net	2,017,631	2,332,193

Balance, end of the year	$20,395,362	$18,377,731

NOTE 5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common and collective trust fund managed by J.P. Morgan Chase Bank, N.A. (“JPMorgan”). JPMorgan is the trustee, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and trustee services were $409,356 for the year ended December 31, 2009.

Plan investments also include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as exempt party-in-interest transactions.

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan is a non-standardized profit sharing/401(k) prototype plan sponsored by J.P. Morgan Investment Management, Inc. The Plan was previously sponsored by American Century Investment Services, Inc. (“American Century”) until J.P. Morgan Investment Management, Inc. acquired American Century’s retirement plan services business in 2003. The Internal Revenue Service has determined and informed American Century by an opinion letter dated May 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in Company contributions.

(9)

OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Internal Revenue Service Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2009 and 2008:

	December 31,
	2009	2008
Net assets per financial statements	$221,453,707	$180,972,325
Difference in deemed defaulted loans	(836,138)	(816,559)

Net assets available for benefits	$220,617,569	$180,155,766

The following is a reconciliation of increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2009:

Increase in net assets per the financial statements	$40,481,382
Current year deemed defaulted loans	(96,750)
Interest on deemed defaulted loans	(71,390)
Prior year deemed defaulted loans – paid through termination	148,562

Increase in net assets per the Form 5500	$40,461,804

NOTE 10. SUBSEQUENT EVENTS

Management evaluated all subsequent events and transactions through the issuance date of these financial statements, and concluded that no subsequent events or transactions have occurred that required recognition or disclosure in these financial statements.

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SUPPLEMENTAL SCHEDULE

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 56-0751714

PLAN NUMBER 002

December 31, 2009

(a)	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	American Century	Strategic Allocation Moderate Fund - Institutional		$13,229,347
	American Century	Strategic Allocation Aggressive Fund - Institutional		6,376,557
	American Century	Strategic Allocation Conservative Fund - Institutional		2,847,067
	American Century	Value Fund		9,226,876
	American Century	Brokerage		1,256,589
	American Funds	EuroPacific Growth Fund		33,492,337
	Jennison	Growth – A		12,755,248
*	JPMorgan	Stable Asset Income Fund		37,435,288
*	JPMorgan	US Large Cap Core Plus Fund – Select		26,225,340
	PIMCO	Total Return		20,606,863
	Royce	Premier – Service Fund		16,332,744
*	Old Dominion Freight Line, Inc.	Common Stock		20,795,152
*	Participant Loans	5.25% - 12%, maturing through October 2019		19,559,224

				$220,138,632

*	Indicates party-in-interest, as defined by ERISA.
**	Cost information omitted for participant-directed investments.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion 401(k) Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(name of plan)

Date: June 28, 2010	/s/ J. Wes Frye
J. Wes Frye
Chairman, Old Dominion 401(k) Retirement Plan Committee

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EXHIBIT INDEX

TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

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